IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

RECD S.E.C.
JUN 2 7 2003



03025655

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

---

# FORM SE
## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC. — 000906410
(Exact Name of Registrant as Specified in Charter) (Registrant CIK Number)

Form 8-K for June 27, 2003 — 333-103821
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)) (SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
JUL 0 2 2003
THOMSON
FINANCIAL

## SIGNATURES

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on JUNE 27, 2003.



CWMBS, INC.

By: 
Darren Bigby
Vice President

Exhibit Index


| Exhibit | | Page |
|---|---|---|
| 99.1 | Computational Materials Prepared by GOLDMAN, SACHS & CO. | 4 |

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GOLDMAN, SACHS & CO.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-26
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-26

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

May 29, 2003

# Preliminary Structural and Collateral Term Sheet

## $929,000,000(approximate) of Senior Certificates

### CWMBS, Inc., CHL Mortgage Pass-Through Trust 2003-26
### Mortgage Pass-Through Certificates, Series 2003-26

### *Features of the Transaction*

- Offering consists of approximately $929,000,000 senior certificates – approximately $485,000,000 with a Certificate Interest Rate of 5.50% and approximately $444,000,000 with a Certificate Interest Rate of 5.0%, all expected to be rated AAA by 2 of the 3: S&P, Moody's and Fitch.
- The expected amount of credit support for the senior certificates is 2.25% ± 0.50% in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- All collateral for the 5.5% Interest Rate Certificates consists of single family, fixed-rate residential first mortgages of 30 years to original maturity originated or acquired by Countrywide Home Loans.
- All collateral for the 5.0% Interest Rate Certificates consists of single family, fixed-rate residential first mortgages of 15 years to original maturity originated or acquired by Countrywide Home Loans.
- The amount of senior certificates is approximate and may vary by up to 5%.

### *Preliminary Mortgage Pool Data* (approximate)

| | Group 1 | Group 2 |
|---|---|---|
| Total Outstanding Principal Balance: | $500,000,000 | $450,000,000 |
| Number of Mortgage Loans: | 1020 | 918 |
| Average Principal Balance of the Mortgage Loans: | $490,000 | $490,000 |
| Weighted Average Annual Mortgage Interest Rate: | 5.95%±20bps | 5.40%± 15bps |
| Weighted Average Maturity: | 358 | 178 |
| Weighted Average Seasoning: | 1 | 1 |
| Weighted Average Original Loan-To-Value Ratio: | 69% | 60% |
| Owner Occupied: | 96% | 95% |
| Cash-out Refinance | 35% | 25% |
| Geographic Distribution: | CA : 50% Max | CA : 47%Max |
| Type of Dwelling: | Single-Family Dwelling : 95% | Single-Family Dwelling : 95% |

### *Key Terms*

| | |
|---|---|
| **Issuer:** | CHL Series 2003-26 |
| **Underwriter:** | Goldman, Sachs & Co. |
| **Depositor** | CWMBS, Inc/Countrywide Home Loans |
| **Master Servicer:** | Countrywide Home Loans Servicing LP |
| **Trustee:** | Bank of New York |
| **Type of Issuance:** | Public |
| **Servicer Advancing:** | Yes, subject to recoverability |
| **Compensating Interest:** | Yes, to the extent of Base Master Servicing, but in no case more than 1/12th of 0.125% of the Pool Scheduled Principal Balance for such Distribution Date |
| **Legal Investment:** | The senior certificates are expected to be SMMEA eligible at settlement |
| **Interest Accrual:** | Prior calendar month |
| **Clean Up Call:** | 10% of the Cut-off Date principal balance of the Mortgage Loans |
| **ERISA Eligible:** | Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel |
| **Tax Treatment:** | REMIC; senior certificates are regular interests |
| **Structure:** | Senior/Subordinate; shifting interest with a five year prepayment lockout to subordinate certificates |
| **Expected Subordination:** | 2.25% ± 0.50% |
| **Rating Agencies:** | 2 of 3: Fitch, Moody's and S & P. |
| **Minimum Denomination:** | Senior certificates - $25,000 |
| **Delivery:** | Senior certificates – DTC |

### *Time Table*

| | |
|---|---|
| **Expected Settlement:** | June 30, 2003 |
| **Cut-off Date:** | June 1, 2003 |
| **First Distribution Date:** | July 25, 2003 |
| **Distribution Date:** | 25th or next business day |

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

# CMO HYPOJUN2 A

## Scenario Report (GS)

Goldman Sachs

4.0 yr AD TAC

Generated: 06/09/2003 15:03:52



| | | | | | | | |
|---|---|---|---|---|---|---|---|
| CUSIP | Monthly | As Of | 6/03 | Pricing | 6/6/03 | Original | 459,000,000.00 |
| Description: | AD,TAC | | | Settle | 6/30/03 | Balance | 459,000,000.00 |
| Coupon: | 2.750% | | | Next Proj | 7/25/03 | Factor | 1.00000000 |
| Stated Band: | 360-360 Effective Band: N/A | | | Stated Final | 0/0/00 | Delay | 24 |

Collateral: Cpn 5.50 WAC 5.95 WAM 358 WALA 1

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

| Input | Output | PSA | PSA | PSA | PSA | PSA | PSA |
|---|---|---|---|---|---|---|---|
| PREPAY | | 100 | 150 | 200 | 350 | 500 | 1000 |
| | Av Life | 8.761 | 7.018 | 5.855 | 3.972 | 3.821 | 2.210 |
| Price | Window | 7/03-11/22 | 7/03-1/20 | 7/03-9/17 | 7/03-3/13 | 7/03-4/33 | 7/03-3/09 |
| 98-08 | Yield | 2.980 | 3.026 | 3.071 | 3.200 | 3.219 | 3.519 |
| 98-08+ | Yield | 2.978 | 3.023 | 3.068 | 3.196 | 3.215 | 3.512 |
| 98-09 | Yield | 2.976 | 3.021 | 3.065 | 3.191 | 3.210 | 3.504 |
| 98-09+ | Yield | 2.974 | 3.018 | 3.062 | 3.187 | 3.205 | 3.496 |
| 98-10 | Yield | 2.972 | 3.016 | 3.059 | 3.183 | 3.201 | 3.489 |
| 98-10+ | Yield | 2.970 | 3.013 | 3.056 | 3.178 | 3.196 | 3.481 |
| 98-11 | Yield | 2.967 | 3.010 | 3.053 | 3.174 | 3.192 | 3.474 |
| 98-11+ | Yield | 2.965 | 3.008 | 3.050 | 3.169 | 3.187 | 3.466 |
| 98-12 | Yield | 2.963 | 3.005 | 3.047 | 3.165 | 3.183 | 3.458 |
| 98-12+ | Yield | 2.961 | 3.002 | 3.044 | 3.161 | 3.178 | 3.451 |
| 98-13 | Yield | 2.959 | 3.000 | 3.041 | 3.156 | 3.173 | 3.443 |
| 98-13+ | Yield | 2.957 | 2.997 | 3.037 | 3.152 | 3.169 | 3.436 |
| 98-14 | Yield | 2.954 | 2.995 | 3.034 | 3.148 | 3.164 | 3.428 |
| 98-14+ | Yield | 2.952 | 2.992 | 3.031 | 3.143 | 3.160 | 3.421 |
| 98-15 | Yield | 2.950 | 2.989 | 3.028 | 3.139 | 3.155 | 3.413 |
| 98-15+ | Yield | 2.948 | 2.987 | 3.025 | 3.135 | 3.151 | 3.405 |
| 98-16 | Yield | 2.946 | 2.984 | 3.022 | 3.130 | 3.146 | 3.398 |
| 98-16+ | Yield | 2.944 | 2.982 | 3.019 | 3.126 | 3.141 | 3.390 |
| 98-17 | Yield | 2.941 | 2.979 | 3.016 | 3.121 | 3.137 | 3.383 |
| 98-17+ | Yield | 2.939 | 2.976 | 3.013 | 3.117 | 3.132 | 3.375 |
| 98-18 | Yield | 2.937 | 2.974 | 3.010 | 3.113 | 3.128 | 3.368 |
| 98-18+ | Yield | 2.935 | 2.971 | 3.007 | 3.108 | 3.123 | 3.360 |
| 98-19 | Yield | 2.933 | 2.968 | 3.004 | 3.104 | 3.119 | 3.352 |
| 98-19+ | Yield | 2.931 | 2.966 | 3.001 | 3.100 | 3.114 | 3.345 |
| 98-20 | Yield | 2.929 | 2.963 | 2.998 | 3.095 | 3.110 | 3.337 |
| 98-20+ | Yield | 2.926 | 2.961 | 2.994 | 3.091 | 3.105 | 3.330 |
| 98-21 | Yield | 2.924 | 2.958 | 2.991 | 3.087 | 3.100 | 3.322 |
| 98-21+ | Yield | 2.922 | 2.955 | 2.988 | 3.082 | 3.096 | 3.315 |
| 98-22 | Yield | 2.920 | 2.953 | 2.985 | 3.078 | 3.091 | 3.307 |

*All information contained herein, whether regarding assets backing any sec urities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). This material is for your private information, and we are not soliciting any action based upon it. Certain transactions give rise to substantial risk and are not suitable for all investors. We, or perso ns involved in the preparation or issuance of this material, may from time to time, ha ve long or short positions in, and buy or sell, securities, futures or options iden tical with or related to those mentioned herein. We make no representation that any tra nsaction can or could be effected at the indicated prices. This material may be fi led with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Information contained in this material is current as of the date appearing on this material only. The information herein has been pro vided solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer or any of the issuer's affiliates, in reliance on information regarding the c ollateral furnished by the issuer. Neither the issuer of the certificates nor Gold man, Sachs & Co. nor any of their affiliates makes any representation as to the accur acy or completeness of the information herein. The information contained in this m aterial may be based on assumptions regarding market conditions and other matters as r eflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual m arket conditions or events, and this material should not be relied upon for such pu rposes. In addition, we mutually agree that, subject to applicable law, you may discl ose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this mate rial may be obtained upon request.*

# gscw326bbg4 - Summary

Deal Summary Report

gscw326bbg4

| | | | Assumptions |
|---|---|---|---|
| Settlement | 30-Jun-2003 | Prepay | 350 PSA |
| 1st Pay Date | 25-Jul-2003 | Default | 0 CDR |
| | | Recovery | 0 months |
| | | Severity | 0% |

| Balance | Collateral WAC | WAM | WAL | Dur |
|---|---|---|---|---|
| $450,000,000.00 | 6.4 | 178 | 4.13142 | |

| Tranche Name | Balance | Coupon | Principal Window | Avg Life | Notes | |
|---|---|---|---|---|---|---|
| FA1 | 148,000,000.00 | 1.58 | 07/03 - 04/18 | 4.09088 | FLT | 0 delay, Libor+0.4 |
| SA1 | 74,000,000.00 | 11.84 | 07/03 - 04/18 | 4.09088 | INV | 0 delay, 14.2-2*libor |
| FA2 | 148,000,000.00 | 1.63 | 07/03 - 04/18 | 4.09088 | FLT | 0 delay, Libor+0.45 |
| SA2 | 74,000,000.00 | 11.74 | 07/03 - 04/18 | 4.09088 | INV | 0 delay, 14.1-2*libor |
| SUBORD | 6,000,000.00 | 5 | 07/03 - 04/18 | 7.13095 | FIX | |

Pay FA1, FA2, SA1, SA2 Pro Rata to zero.

# CWHL 03-26 Summary - sale of 1A4 (labeled here as S)

| | Collateral | | | |
|---|---|---|---|---|
| Balance | WAC | WAM | WAL | Dur |
| $500,000,000.00 | 5.85 | 358 | 5.00144 | |

| | | Assumptions | |
|---|---|---|---|
| Settlement | 30-Jun-2003 | Prepay | 350 PSA |
| 1st Pay Date | 25-Jul-2003 | Initial Libor | 1.22 |

| Tranche Name | Balance | Coupon | Principal Window | Avg Life | Dated Date | Notes | |
|---|---|---|---|---|---|---|---|
| A1 | 262,285,714.29 | 2.75 | 07/03 - 03/13 | 3.96855 | 01-Jun-03 | FIX | Tac'd @ 360 |
| F | 196,714,285.71 | 1.62 | 07/03 - 03/13 | 3.96855 | 25-Jun-03 | FLT | Tac'd @ 360, 0 delay, Libor + 0.4, 8 cap |
| S | 196,714,285.71 | 6.38 | 07/03 - 03/13 | 3.96855 | 25-Jun-03 | INV_IO | Tac'd @ 360 7.6- LIBOR, 0 floor |
| B | 41,727,272.72 | 5.5 | 07/03 - 03/13 | 3.96855 | 01-Jun-03 | IO | Tac'd @ 360 |
| S1 | 30,000,000.00 | 5.5 | 03/13 - 04/33 | 13.39442 | 01-Jun-03 | FIX | Z accrual |
| SUB | 11,000,000.00 | 5.5 | 07/03 - 04/33 | 9.73859 | 01-Jun-03 | FIX | |

Pay S1 accruals to A1, F to schedule.
Pay S1 accruals to S1 to zero.
Pay A1, F pro rata to schedule.
Pay S1 to zero.
Pay A1, F pro rata to zero.

# CMO HYPOJUN8 1A21A3
## Scenario Report (GS)

Goldman Sachs

4.0 yr Floater,1.000*01MBBA + 0.400; cap 8.000; flr 0.400 AD TAC Generated: 06/11/2003 16:58:51



| | | | | | | | |
|---|---|---|---|---|---|---|---|
| CUSIP | Monthly | As Of | 6/03 | Pricing | 6/10/03 | Original | 154,000,000.00 |
| Description: FLT,AD,TAC | | | | Settle | 6/30/03 | Balance | 154,000,000.00 |
| Coupon: 1.663% = 0.4 + 01mbba, cap=8, | | asof=6/03 | | Next Proj | 7/25/03 | Factor | 1.00000000 |
| Stated Band: 360-360 Effective Band: N/A | | | | Stated Final | 0/0/00 | Delay | 0 |

Collateral: Cpn 5.50 WAC 5.95 WAM 358 WALA 1

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

| Input | Output | PSA | PSA | PSA | PSA | PSA | PSA | PSA | CPR |
|---|---|---|---|---|---|---|---|---|---|
| PREPAY | | 1067 | 128 | 146 | 246 | 1898 | 2051 | 1970 | 50/12,20 |
| 01MBBA | 1.246 | +0 | +0 | +0 | +0 | +0 | +0 | +0 | +0 |
| | Av Life | 2.108 | 7.693 | 7.131 | 5.093 | 1.396 | 1.322 | 1.360 | 2.789 |
| Price | Window | 7/03-8/08 | 7/03-3/21 | 7/03-3/20 | 7/03-1/16 | 7/03-8/05 | 7/03-6/05 | 7/03-7/05 | 7/03-4/33 |
| 100-00 | DM | 40.0 | 40.0 | 40.0 | 40.0 | 40.0 | 40.0 | 40.0 | 40.0 |
| | Mod Dur | 2.05 | 7.01 | 6.54 | 4.77 | 1.37 | 1.30 | 1.33 | 2.61 |

*All information contained herein, whether regarding assets backing any sec urities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). This material is for your private information, and we are not soliciting any action based upon it. Certain transactions give rise to substantial risk and are not suitable for all investors. We, or perso ns involved in the preparation or issuance of this material, may from time to time, ha ve long or short positions in, and buy or sell, securities, futures or options iden tical with or related to those mentioned herein. We make no representation that any tra nsaction can or could be effected at the indicated prices. This material may be fi led with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Information contained in this material is current as of the date appearing on this material only. The information herein has been pro vided solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer or any of the issuer's affiliates, in reliance on information regarding the c ollateral furnished by the issuer. Neither the issuer of the certificates nor Gold man, Sachs & Co. nor any of their affiliates makes any representation as to the accur acy or completeness of the information herein. The information contained in this m aterial may be based on assumptions regarding market conditions and other matters as r eflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual m arket conditions or events, and this material should not be relied upon for such pu rposes. In addition, we mutually agree that, subject to applicable law, you may discl ose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this mate rial may be obtained upon request.*

# CWHL 326 - 2A2 ( labeled here as S)

| | Balance | Collateral WAC | WAM | WAL | Dur |
|---|---|---|---|---|---|
| | $450,000,000.00 | 5.4 | 178 | 4.48363 | |

| | | | | Assumptions |
|---|---|---|---|---|
| Settlement | 30-Jun-2003 | Prepay | 300 | PSA |
| 1st Pay Date | 25-Jul-2003 | Initial Libor | 1.22 | |

| Tranche Name | Balance | Coupon | Principal Window | Avg Life | Accrued Int(M) | Dated Date | Notes | |
|---|---|---|---|---|---|---|---|---|
| F | 293,250,000.00 | 1.67 | 07/03 - 04/18 | 4.41939 | 68.02 | 25-Jun-03 | FLT | 0 delay, LIBOR +0.45, 7.5 cap |
| S | 146,625,000.00 | 11.66 | 07/03 - 04/18 | 4.41939 | 237.45 | 25-Jun-03 | INV | 0 delay, 14.1 - 2* LIBOR, 0 Floor |
| SUB | 10,125,000.00 | 5 | 07/03 - 04/18 | 7.27471 | 40.78 | 01-Jun-03 | FIX | |

Pay F, S pro rata to zero.